SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           FORM 10-SB/A

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                  DR. ABRAVANEL'S FORMULAS, INC.


          Nevada                                 95-4685068
  -----------------------            --------------------------------------
  (State of Incorporation)           (I.R.S. Employer Identification Number)

     124 South Hudson Avenue, Los Angeles, CA          90004
-------------------------------------------------------------------
       Address of (Issuer's principal Executive offices)     (Zip code)

Issuer's Telephone Number: (213) 933-0163

Securities to be registered under Section 12(b) of the Act:

     None                                              None
Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered

   Securities to be registered under Section 12(g) of the Act:

                         Par $.001 Common

                         TABLE OF CONTENTS

                                                                  Page

ITEM 1.     DESCRIPTION OF BUSINESS

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR
            PLAN  OF OPERATION

ITEM 3.     DESCRIPTION OF PROPERTY

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
            OWNERS AND MANAGEMENT

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
            AND CONTROL PERSONS

ITEM 6.     EXECUTIVE COMPENSATION

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED
            TRANSACTIONS

ITEM 8.     LEGAL PROCEEDINGS


ITEM 9.     MARKET FOR COMMON EQUITY AND RELATED
            STOCKHOLDER MATTERS

ITEM 10.    RECENT SALE OF UNREGISTERED SECURITIES

ITEM 11.    DESCRIPTION OF SECURITIES

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13.    FINANCIAL STATEMENTS

ITEM 14     CHANGES IN AND DISAGREEMENTS WITH
            ACCOUNTANTS ON ACCOUNTING AND
            FINANCIAL DISCLOSURE

ITEM 15.    FINANCIAL STATEMENTS AND INDEX
            TO EXHIBITS
            SIGNATURES

ITEM 1 - DESCRIPTION OF BUSINESS


     Dr. Abravanel's Formulas, Inc., a Nevada corporation (the "Company") is a nutritional supplement development and marketing corporation. The Company was incorporated on April 28, 1998 and is headquartered at 124 South Hudson Avenue, Los Angeles, CA 90004.

     The Company has elected to file this Form 10-SB/A registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The primary purpose for this is that the Company intends to apply for its common stock to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Exchange Act of 1934.

INTRODUCTION AND BACKGROUND

     The Company has developed products under the guidance of its Chairman and President, Elliot Abravanel, MD specifically for the reduction or elimination of cravings in people. The Company's products are designed to reduce cravings for sugar, starch, and greasy food. Dr. Abravanel believes that if a person's cravings are reduced or eliminated, several benefits may result. Furthermore, by reintroducing certain missing nutrients provided by plant derived colloidal minerals, amino acids, vitamins, and certain herbs in the right amounts and proportions, persons with physical or psychological health concerns may benefit. In layman terms, "Colloidal minerals" are "super" small minerals that are highly absorbable because they can pass through and into human cells. Dr. Abravanel also believes it is the lack of these specific nutrients that give rise to cravings that could result in many physical and psychological disorders which include the following:

*     Weight problems
*     Greater susceptibility to stress
*     Fatigue
*     Mental and physical health problems
*     Drug and alcohol dependency


     (No scientific studies have been done on the Company's products, and the Company makes no health claims for disease treatment of any kind.) This belief is based upon a large body of work going back about 25 years relating the effects of nutrients to behavior, particularly to overall brain function and feeding behavior. These works include the following, all of which were published and authored by parties unrelated to the Company or its management:

      Recent advances in the clinical and biochemical effects of chromium deficiency.
      Anderson RA
      Prog Clin Biol Res 1993;380():221-34

      Chromium and its relation to carbohydrate metabolism.
      Mertz W
      Med Clin North Am 1976 Jul;60(4):739-44

      Chromium depletion in the pathogenesis of diabetes and atherosclerosis. Boyle E Jr, Mondschein B, Dash HH
      South Med J 1977 Dec;70(12):1449-53

      Carbohydrates and human appetite.
      Blundell JE, Green S, Burley V
      Psychology Department, University of Leeds, UK.
      Am J Clin Nutr 1994 Mar;59(3 Suppl):728S-734S

      Chromium as an essential nutrient for humans.
      Anderson RA
      Beltsville Human Nutrition Center, U.S. Department of Agriculture, ARS, Beltsville, Maryland 20705, USA.
      Regul Toxicol Pharmacol 1997 Aug;26(1 Pt 2):S35-41

      Safety and efficacy of long-term treatment with ephedrine, caffeine and an ephedrine/caffeine mixture.
      Toubro S, Astrup AV, Breum L, Quaade F
      Research Department of Human Nutrition, Royal Veterinary and Agricultural University, Fredriksberg, Copenhagen, Denmark.
      Int J Obes Relat Metab Disord 1993 Feb;17 Suppl 1():S69-72

      Dietary influences on the synthesis of neurotransmitters in the brain. Growdon JH, Wurtman RJ
      Nutr Rev 1979 May;37(5):129-36

      Control of brain neurotransmitter synthesis by precursor availability and food consumption. pp. 103-21.
      Wurtman RJ, Cohen EL, Fernstrom JD
      In: Usdin E, et al., ed. Neuroregulators and psychiatric disorders. New York, Oxford Univ Press, 1977. WM 100 N494 1976. ;():

      Nutrients, neurotransmitter synthesis, and the control of food intake. Wurtman RJ, Wurtman JJ
      Res Publ Assoc Res Nerv Ment Dis 1984;62():77-86

      Ways that foods can affect the brain.
      Wurtman RJ
      Nutr Rev 1986 May;44 Suppl():2-6

      Neurotransmitters, control of appetite, and obesity.
      Wurtman RJ
      Department of Applied Biological Sciences, Massachusetts Institute of Technology, Cambridge.
      Curr Concepts Nutr 1988;16():27-34

      Physiological effects of food carbohydrates.
      Jeanes, Hodge ACS
      Symposium Series #15 American Chemical Society. (1975)

      Aberrant snacking patterns and eating disorders in patients with obsessive compulsive disorder.
      O'Rourke DA, Wurtman JJ, Wurtman RJ, Tsay R, Gleason R, Baer L, Jenike MA Clinical Research Center, Massachusetts Institute of Technology, Cambridge. 1975)

    However, many studies show that certain vitamin or mineral deficiencies produce certain negative influences. For example, in respected peer-reviewed journals, copper deficiencies have been shown to increase hair loss, chromium deficiency - sugar cravings, and so on. All of the Company's supplemental formulas provide general benefits which may result in the following:

*   Greater energy
*   Greater alertness
*   Reduced aches and pains
*   A feeling of contentment or steadiness
*   Reduction or elimination of cravings

    Dr. Abravanel believes the Company's products have enormous general appeal and in most cases are significantly different from other nutritional supplements on the market because they are:

*    Aimed toward reducing or eliminating craving.

* The minerals which are a key ingredient are colloidal and plant derived vs. metallic or chelated (as in the vast majority of supplements) thus are believed to be more effectively and readily absorbable by the body. A 'chelate' is a compound having a ring structure that usually contains a metal ion held by coordinate bonds. A 'chelated mineral' is a metallic mineral bound in such a structure. Simply put, chelated minerals, because of this bound nature, becomes more readily absorbable into the cell structure, but not as efficient as colloidal minerals.

* In most cases, discernable benefits can be noticed by most people in a short period of time making it more likely that clients will continue their use.

* Each formula provides necessary amino acids, vitamins, minerals and herbs (when necessary) for convenient consumption so that one product instead of several has to be ingested.

* A complementary Men's and Women's herbal formula will be introduced in the future to provide additional benefits.

    The Company's focus is on developing a monthly program versus one-time orders; and therefore making it easier for the consumer to continue the use of the Company's products.

     All of the Company's supplement formulas are designed to assist in the reduction or elimination of various cravings. The Company intends to initially offer the following three formulas; however, the Company may choose to change the names of the products prior to introducing them into the market place:

1. Dr. Abravanel's Special Formula for Weight Loss for those who want to lose weight. The active ingredients of this product are Ma huang and Schizandra 25% each with the remaining 50% split in equal quantities among Magnolia bark, Asarum, Evodia, Scute Gardenia, Phellodendron, Licorice, Ginger and Jujube.

2. Dr. Abravanel's Special Formula for Vibrant Health, a general formula providing benefits of greater energy, greater alertness, less aches and pains, a feeling of contentment or steadiness, designed for those who do not need to lose weight. This product contains a wide variety of vitamins and minerals which are set forth below:

Vitamins:

A (water soluble)                                       5,000 IU
D-3                                                       200 IU
E (d-alpha tocopherol succinate, water soluble)            50 IU
C (ascorbic acid)                                         100 mg
Folic acid                                                200 mcg
B-1 (thiamine mononitrate)                                 15 mg
B-2 (riboflavin)                                           15 mg
B-3 (niacinamide)                                          50 mg
B-6 (pyridoxine)                                           15 mg
B-12 (cyanocobalamin)                                      50 mcg
Pantothenic acid                                           15 mg
Biotin                                                   12.5 mcg
Choline bitartrate                                         50 mg
Citrus biofavonoids                                      12.5 mg
Inositol                                                   50 mg
Rutin                                                    12.5 mg
Para-aminobenzoic acid                                     15 mg
Glutamic acid Hcl                                        12.5 mg
Betaine Hcl                                              12.5 mg

Minerals:

Calcium (Bone meal)                                        30 mg
Magnesium (oxide)                                          10 mg
Iron (fumarate)                                            10 mg
Manganese (gluconate)                                       6 mg
Iodine (kelp)                                             75 mcg
Copper (gluconate)                                          1 mg
Zinc (gluconate)                                            5 mg
Phosphorus (Bone meal)                                     15 mg

These active ingredients are mixed in a base containing kelp, alfalfa, watercress, parsley and lecithin.

3. Dr. Abravanel's Special Formula for Meal Replacement. A special formula to replace one meal a day. This formula contains a natural formulation of plant-derived minerals and other nutrients, designed to reduce cravings for sweets, starches and greasy foods. Each portion contains two scoops of milk and egg protein powder (28gm) and supplies the following vitamins and minerals:


                                       % Daily Value (based on 2000 cal diet)
Cholesterol 5mg                                   2%
Sodium 35mg                                       2%
Potassium 70mg.                                   2%
Total Carb 0g                                     0%
Protein 24g                                      46%
Vit A                                            35%

Vit C                                            35%
Calcium                                          50%
Iron                                             35%
Vit D                                            35%
Vit E                                            35%
Thiamin                                          35%
Riboflavin                                       35%
Niacin35%
Vit B6                                           35%
Folate                                           35%
Vit B12                                          35%
Biotin                                           35%
Pantothenic acid                                 35%
Phosphorus                                       35%
Iodine                                           35%
Magnesium                                        35%
Zinc                                             35%
Copper                                           35%

     As is the case with almost all herbal, vitamin and mineral formulas, the Company's products have no government regulation involving their human
consumption and no governmental permits required.   However, there are
recommendations as to the amounts that are considered to be in excess for human consumption. Ma huang, for example, while not directly regulated has been an herb that must be taken in low dosages as recommended by the FDA. The Company and its suppliers adhere strictly to all governmental guidelines. The Company fully discloses all ingredients and usage amounts on its labels.

    The Company intends to use a wide range of marketing approaches with a primary focus on direct response radio commercials, newspaper and magazine advertisements, Internet and telemarketing sales and seminars with Dr. Abravanel or one of the Company's representatives. In addition, the Company may choose to operate Kiosks in high foot traffic areas such as malls. Television and radio commercials or infomercials may be used as well.

     The Company may also develop a referral reward program. This will allow customers to benefit financially by referring people to the Company's product line. The Company is not a multi-level or network marketing Company, however, it may fall under laws and regulations governing network marketing due to its reward program. The Company may elect to become a network or multi-level marketing company in the future. The Company's planned Referral Reward Program would be a financial incentive or product credit given to customers who refer new customers to the Company. It is anticipated that the format may include a one time incentive or possibly continued incentives as the "referred" customer continues to purchase products. The Company would institute a Referral Reward Program to increase business. There are, however, several business risks associated with a Referral Reward program in that the Company will have to ensure that such a program does not violate either federal and state regulations. These regulations include such matters as pyramid scheme statutes, lottery laws, buyers club legislation and referral sales state statutes. Prior to commencing a Referral Reward Program, the Company will retain legal, computer, and accounting experts in this field to make sure that the program is in compliance with all applicable laws.

      The Company will receive revenues from the direct sale of its products. The Company may elect to license its product line by private label to other nutrition companies, physicians for in office sales, or network marketing companies.

      The Company expects to work with experts in various advertising and direct marketing fields to design and develop promotional campaigns. Initially, the Company intends to contract out 800 or 900 telephone response sales to respected calling centers as well as using reputable fulfillment houses for delivery of the Company's products to its customers.

      The Company is in the final stages of product development of its initial line of supplements. The Company expects to have its initial products developed and ready for market in early 1999.

     The Company intends to participate in the North American nutritional supplement industry, specifically marketing products developed by Elliot Abravanel, M.D. The nutritional supplement industry is vast. The US vitamin, supplement and mineral product sales exceeded $6.5 billion in 1996 according to Packaged Facts (New York, NY). In addition, the natural products industry sales totaled $11.5 billion in 1996. There is a consumer trend toward taking control of one's health through natural means such as vitamin, mineral, and herbal supplements.

     At the present time, the industry is highly fragmented, with more than 800 companies making or marketing brand name or private-label products. A growing trend in private label supplements is the combination of multi-vitamins with herbal supplements which is similar to what the Company intends to do. Health and natural foods stores are the main sales outlets for products like the Company's. However, mass market activity such as direct or multi-level sales have been increasing, followed by mass merchandisers and drug stores. Most large vitamin companies provide several different selections of vitamins, mineral and herbal supplements. Prices and quality also vary from company to company.

     Management believes that the Company's products are beneficial in that most people can easily notice the results, especially the reduction or elimination of various cravings and improved sense of well-being. The primary focus of the Company's business plan is to bring these impact products to market and introduce new life-enhancing products as they are developed.

     The nutritional supplement industry appears to be growing at a healthy rate. Management therefore believes that there are significant opportunities available in the market for its products.

      There are many supplement companies competing for market share.
However, large business potential exists for well-organized, properly managed, and adequately capitalized companies. Because of the unique features of Dr. Abravanel's formulas and the fact that he, a medical doctor, represents the products, the Company believes it can achieve revenue and profit objectives to become successful.

     While the Company has not commenced operations, management has prepared the product line concept, studied various marketing strategies, and built relationships with manufacturers. In developing the Company's planned entrance into the market place, the Company believes that Dr. Abravanel contributes a significant degree of in-depth industry experience, knowledge, reputation, credibility and a network of industry contacts and relationships.

     The Company will compete with many other companies in the nutrition supplement industry, most of which are better financed and which have more experience than that of the Company. Most of these companies have greater capital, and a bigger loyal customer base than the Company. And while the Company's formulas are distinct, they are not necessarily unique. Other companies have vitamin, mineral and amino acid combinations and are in a better position to compete in the market place. There can be no assurance that the consumer will accept the Company's products in the scale needed to achieve profitably. Revenues realized from the sale of products are largely a function of connecting with the consumer through advertising campaigns. There is no assurance these campaigns will be successful. It is not possible to predict accurately the effect that any of these competitive factors may have on the success of the Company's business.

     The Company has no current intellectual property protection and has no pending application of property protection. Management believes that any property protection such as patents, licenses, copyrights, etc. are not appropriate since many competing products contain various ingredients that are in the Company's product line.

AGREEMENTS WITH DR. ABRAVANEL & MR. DELOTT

     On April 28, 1998, the Company entered into a Transfer of Formula Agreement by which the Company owns 100% of the rights of all formulas it markets. These do not include, however, formulas that Dr. Abravanel has developed that the Company does not market. Nor does this agreement prohibit Dr. Abravanel from distributing his current and his future formulas that the Company does not own through other venues if he so desires. In exchange for granting worldwide ownership rights of the formulas to the Company, Dr. Abravanel and Mr. Delott each received 5,000,000 shares of the Company's common stock. The Agreement also provided that Dr. Abravanel and Mr. Delott are to receive a payment totaling $50,000 and that they each had the right to purchase an additional 750,000 shares of common stock at $.001 per share, which right Dr. Abravanel exercised in full on August 26, 1998 and Mr. Delott in full on August 20, 1998.

     The Company currently has 2 employees, Dr. Abravanel and Mr. Delott, both of whom are considered full time.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

    The Company was incorporated in the state of Nevada on April 28, 1998. and is not currently operational. The Company's principal activities to date have been the signing of the Technology Transfer Agreement with Dr. Abravanel and Mr. Delott and the raising of capital through the sale of shares of the Company's common stock. To date the Company has issued a total of 12,841,353 shares and received approximately $135,000.

     The Company believes that it has sufficient funds to commence its operations and that its current capital should enable the Company to operate for one year. The Company believes that in order to achieve its business goals that it will have to raise additional working capital within the next 12 months.

     Through February 28, 1999, the Company has not spent any money for product development and research. The Company does not intend to do any further significant product research at the present time or in the near future. Therefore, no costs are directly borne to the Company's customers. The Company also does not intend to purchase or sell any plant or equipment and does not expect any significant changes in the number of employees.

     The Company will require additional working capital in the future and intends to raise capital by various means such as additional equity offerings, debt offering or through licensing arrangements. The Company currently has no commitments for further financing and there is no assurance that sufficient financing may be available. In the event the Company is unable to raise additional capital, it will prioritize its current capital for the following uses: (1) overall corporate obligations to vendors and creditors; (2) inventory purchases; (3) marketing costs; and (4) fulfillment of sales costs.

YEAR 2000

     The Company has assessed its computerized systems to determine its ability to correctly identify the Year 2000 and has determined that they will correctly identify the Year 2000. The Company intends to implement an ongoing program to review the status of its key suppliers to make sure they are Y2K compliant. Management does not expect the Year 2000 issue to pose significant operational or financial problems for the Company.

ITEM 3 - DESCRIPTION OF PROPERTY

    The Company's office is currently located at the home of Dr. Abravanel, who does not charge the Company for rent. The Company intends to open an office when it commences operations and has sufficient revenues to pay rent.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of November 1, 1998, the Company had 12,841,353 shares of its Common Stock issued and outstanding. The following table sets forth, as of November 1, 1998, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

                  Name and                Amount and
                  address of              nature of
Title of          beneficial              beneficial     Percent of
class             Owner                   owner          class

Common            Elliot Abravanel        5,750,000(1)   44.78%
                  124 South Hudson Avenue
                  Los Angles, CA 90004

Common            Mark Delott             5,750,000(1)   44.78%
                  1946 Mansion Drive
                  Fairfield, IA 52556


All officers and
directors as a
group (2 persons)                         11,500,000     89.56%
______________

(1) All the shares are owned directly by Mr. Abravanel and Mr. Delott and they are the Company's sole officers and directors.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Directors and Executive Officers. The following Directors and Executive Officers have served in their respective capacities since the Company was incorporated. None of the Directors hold similar positions in any reporting company. The directors named below will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.

     Elliot Abravanel, M.D., (age 56) has served as the Company's Chairman of the Board of Directors and President since it inception. For over the last 10 years, Dr. Abravanel has served in the following capacities: (1) From April 1998 to the present, he has been the founder and president of Dr. Abravanel's Formulas, Inc., a vitamin and nutritional company which creates formulas for the promotion of health; (2) From 1985 to the present, he has been the co-founder of Body Type Services, Inc., a mail order business for disseminating the philosophy of body types for weigh control; (3) From 1983 to the present, Founder and president of Skinny Schools Medical Centers, Inc., a nutrition oriented chain of weight control clinics; and (4) from 1992 to the present, co-founder and director of AmerAsia Trading Company, which is a trading company created to take advantage of the worldwide opportunities of trading between the United States and China.

     Mark Delott (age 48) has served as a director, vice president, secretary and treasurer of the Company since its inception. From 1991 to the present, Mr. Delott has served as a private consultant raising venture capital for several companies. Mr. Delott served as vice president of Golden Sky Ventures from 1994 to 1996 and as vice president of finance and a director of Infinicom International, Inc. from 1992 to 1994. Mr. Delott was also chairman of Arklow Associates, Inc., n/k/a Ultimate Cigar Company from 1996 to 1997.

ITEM 6 - EXECUTIVE COMPENSATION

     The Company has paid no salaries, bonus, options or other compensation to its officers and directors. A compensation plan will be formulated at such time as the Company has adequate revenues or capital to pay such compensation. The Company does not compensate its Directors for their participation as directors.

ITEM 7 - CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

    On April 28, 1998, the Company entered into a Transfer of Formula Agreement pursuant to which the Company now owns 100% of the rights of all formulas it markets. These do not include, however, formulas that Dr. Abravanel has developed that the Company does not market. Nor does this agreement prohibit Dr. Abravanel from distributing his current and his future formulas that the Company does not own through other venues if he so desires. In exchange for granting worldwide ownership rights of the formulas to the Company, Dr. Abravanel and Mr. Delott each received 5,000,000 shares of the Company's common stock (10,000,000 shares in total). The Agreement further granted them the right to each purchase an additional 750,000 shares of common stock at $.001 per share, which right they have exercised (1,500,000 shares total). The Agreement also provides that Dr. Abravanel and Mr. Delott will receive a payment totaling $50,000. The amount of stock issued under the Transfer of Formulas Agreement was arbitrarily based at the time of the Company's inception and not in relation to any costs borne by Dr. Abravanel or Mr. Delott, which was none. Instead, the amount was based upon what Management perceived was the amount of time involved in developing the formulas and the amount of time which will be necessary to devote to the Company to have it become operational. The 1,5000,000 shares were issued pursuant to Rule 701 of the Securities Act of 1933, as amended (the "Act"). Shares issued pursuant to Rule 701, may become unrestricted 90 days after the effective date of the Form 10-SB registration statement. These shares were issued pursuant to the Company's Compensatory Plan dated April 28, 1999. The principal features of the plan allowed Dr. Abravanel and Mr. Delott to purchase shares at "par" in connection with the formation of the corporation and for their agreement to serve as members of the Board of Directors and Officers of the Company. Dr. Abravanel and Mr. Delott each were permitted, and did, purchase 750,000 shares each at a price of $.001 per share ($750). However, such shares are subject to the resale limitations of Rule 144 as promulgated under the Act. Rule 144 provides, in essence, that an officer or director of the Company holding unrestricted Common Stock may sell such securities during any three-month period, subject to certain exceptions, in amounts equal to the greater of one percent (1%) of the number of the Company's Common Stock outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks prior to the filing of the required Form 144.

ITEM 8 - LEGAL PROCEEDINGS.

     The Company is not subject to any legal proceedings. The Company is unaware of any governmental authority that is contemplating any procedure to which the Company is a participant.

ITEM 9 - MARKET FOR COMMON  EQUITY AND OTHER SHAREHOLDER MATTERS

     To date there is no public trading market for the Company's securities. The Company intends to apply for inclusion of the Common Shares on the Over the Counter Electronic Bulletin Board. However, there can be no assurances that an active trading market will develop, even if the securities are accepted for quotation. Quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     Currently, 12,000,000 shares are subject to the resale restrictions of Rule 144. Rule 144 also permits, under certain circumstances, the sale of securities without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

     The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.


     The Company's registrar and transfer agent is Alpha Tech Stock Transfer Company.

ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES

     In a series of transactions between April 1998 and September 1998, the Company issued common stock in several transactions.

     Pursuant to the Technology Transfer Agreement, on April 28, 1998, the Company issued 10,000,000 shares of "restricted" securities to Dr. Abravanel and Mark Delott as that term is defined in Rule 144. These shares were issued pursuant to Section 4(2) of the Act. In consideration of the issuance of these shares, the Company now owns 100% of the rights of all formulas of Dr. Abravanel that the Company markets. In addition, on August 26,

1998, the Company issued Dr. Abravanel and Mark Delott 1,500,000 shares of common stock pursuant to Rule 701 for $.001 per share (750,000 shares each).

     Between May and September 1998, the Company sold 1,341,353 Shares of its $.001 par value Common Stock at prices ranging from $0.01 - $0.20 per Common Share for an aggregate of approximately $133,000 to 30 investors. These investors purchased such securities pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D, Rule 504 as promulgated thereunder (the "Private Offering"). There were no underwriters involved in the Private Offering and no commissions were paid nor discounts given to any individual. All purchasers executed a Subscription Agreement indicating they have such knowledge and experience in financial and business matters that either alone or with a purchasers representative, they are capable of evaluating the merits and risks of the investment. No purchasers used a purchaser representative. None of the Company's Officers, Directors or affiliates participated in the aforesaid sale of securities. The shares in the Rule 504 offering were sold to the following:


   Name of Shareholder                        Number of Shares Purchased

Amazing Family Trust                                    15,000
Rodgers Badgett                                        264,120
Charles Espy                                           100,000
William Hurlin                                          61,000
Jai Ram Corporation                                     30,000
Robert Johnson                                          50,000
David Kosene                                            33,127
Charlie Lieb                                            78,500
Eric Littman                                            35,000
Meta Group                                             136,500
Robert Rein                                            110,600
Gary Spitz                                              10,000
William Salerno                                         73,125
Jack Don Abravanel                                      25,000
Peter Berney                                            50,000
Isabel J. Cantera                                        5,000
Lane Cole                                                7,000
Susan Colin                                            100,000
Robin Costa                                             10,000
Walter DeVasier                                          7,000
Barbara Hedman                                          10,000
Harris E. Kaplan                                         6,667
Klemons Family L.P.                                     21,214
Jayne Littman                                           10,000
Adam Rein                                               10,000
Rachel Rein                                             10,000
Rebecca Simon                                           10,000
Jialian Wei                                             25,000
Jiazhen Wei                                             25,000
Guibao Xu                                               25,000

     No underwriters were involved in any of the offerings and all current offerings of the Company's securities have been completed. The Company used the proceeds from the offerings for general working capital.

ITEM 11- DESCRIPTION OF SECURITIES

     The Company is authorized to issue up to 40,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of preferred stock, $.001 par value. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by Shareholders. The Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares can elect all the members of the Board of Directors. A majority vote is also sufficient for most other actions requiring the vote or concurrence of Shareholders. The Company's Officers and Directors as a group (two persons) own directly approximately 89.56% of the Issuer's capital stock. As such, these individuals will be in a position to constitute a majority of the Shareholders at any vote of shareholders including the election of Directors.

     All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to Shareholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares of the Company are fully paid and non assessable.

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Seven of the Company's Amended and Restated Articles of Incorporation provide for the indemnification of Directors in that Directors of this Corporation shall not be personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as Director. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a Director, officer, employee or agent of the corporation or is or was serving at the request of the corporation.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM  13. FINANCIAL STATEMENTS

Index to Financial Statements
-----------------------------

Independent Auditor's Report
Balance Sheet
Statement of Shareholders' Equity
Statement of Operations
Statement of Cash Flows
Notes to Financial Statements

                        BALMER AND NELSON
                   CERTIFIED PUBLIC ACCOUNTANT
                           P.O. BOX 360
                      FAIRFIELD, IOWA 52556
                           515-472-4773

                   Independent Auditor's Report

Dr. Abravanel's Formulas, Inc.
(A Development State Company)
Los Angeles, CA

We have audited the accompanying balance sheet of Dr. Abravanels' Formulas Inc. (a development stage company) as of February 28, 1999, and the related statements of shareholders' equity, operations and cash flows for the period from April 28, 1998 (period of inception) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position if Dr. Abravanel's Formulas, Inc. (a development stage company) as of February 28, 1999 and the results of its operations and its cash flows for the period April 28, 1998 (period of inception) through February 28, 1999 in conformity with generally accepting accounting principles.


/s/ Balmer and Nelson

Balmer and Nelson
Certified Public Accountants

March 5, 1999

                  Dr. Abravanel's Formulas, Inc.
                  (A Development Stage Company)
                          Balance Sheet
                        February 28, 1999

                              ASSETS

Current Assets
  Cash                                                     $   43,707
  Inventory (note 1)                                           12,790
                                                           -----------
Total current assets                                           56,497

Deferred taxes, net (notes 1 and 4)                             5,610
                                                           -----------

Total assets                                               $   62,107
                                                           ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Contract payable (notes 2 and 5)                         $   19,475
                                                           -----------
Total current liabilities                                      19,475

Shareholders' equity (note 3)
  Common stock, $.001 par, authorized 40,000,000
    shares; 12,841,353 shares issued and outstanding           12,841
  Additional paid-in capital - common stock                   132,018
  Special distribution (notes 2 and 5)                        (60,000)
  Common stock offering costs                                 (21,123)
  Preferred stock, $.001 par, authorized 10,000,000
    shares; 0 shares issued and outstanding                      -
  Deficit accumulated during the development stage            (21,104)
                                                          ------------
Total shareholders' equity                                     42,632
                                                          ------------
Total liabilities and shareholders' equity                $    62,107
                                                          ============
See accompanying notes to financial statements.

                  Dr. Abravanel's Formulas, Inc.
                  (A Development Stage Company)
                     Statement of Operations
       For the Eleven Month Period Ended February 28, 1999
and the Period from Inception (April 28, 1998) to February 28, 1999


                                       Eleven Month      Period from Inception
                                       Period Ended      (April 28, 1998) to
                                       February 28,1999  February 28, 1999
                                       ----------------  ---------------------
Sales                                  $           -     $             -
Cost of sales                                      -                   -
                                       ----------------  ---------------------

Gross profit                                       -                   -
                                       ----------------  ---------------------
Costs and expenses:
  General and administrative                    26,714                26,714
                                       ----------------  ---------------------
Total costs and expenses                        26,714                26,714
                                       ----------------  ---------------------
Net loss before income taxes                   (26,714)              (26,714)
Income tax benefit attributable
  to continuing operations (note 4)              5,610                 5,610
                                       ----------------  ---------------------

Net loss                               $       (21,104)  $           (21,104)
                                       ================  ====================

Net loss before income taxes per
  share (note 1)                       $          (.01)  $              (.01)
Net loss per share (note 1)            $          (.01)  $              (.01)

Weighted average common shares
   (in thousands) (note 1)                      10,374                10,374
                                       ================   ===================


See accompanying notes to financial statements.

                  Dr. Abravanel's Formulas, Inc.
                  (A Development Stage Company)
                Statement of Shareholders' Equity
       For the Eleven Month Period Ended February 28, 1999
and the Period from Inception (April 28, 1998) to February 28, 1999

                                                            Period from
                                         Eleven Month       Inception
                                         Period Ended      (April 28, 1998) to
                                         February 28, 1999  February  28, 1999
                                         ----------------- -------------------
Beginning balance                        $          -      $           -

Issuance of common stock:
   10,000,000 shares on 4/28/98                    10,000             10,000
     (issued as partial consideration
     for product formulas; valued at
     stock par value)
          25,000 shares on 6/15/98                    250                250
          53,500 shares on 6/15/98                  8,025              8,025
         100,000 shares on 7/10/98                 15,000             10,000
          10,000 shares on 7/16/98                    100                100
          40,000 shares on 7/16/98                  6,000              6,000
         135,000 shares on 7/23/98                  1,350              1,350
         233,461 shares on 7/23/98                 35,019             35,019
          27,500 shares on 7/30/98                    275                275
          33,500 shares on 7/30/98                  5,025              5,025
          25,000 shares on 8/18/98                    250                250
          81,667 shares on 8/18/98                 12,250             12,250
         750,000 shares on 8/20/98                    750                750
          60,600 shares on 8/21/98                  9,090              9,090
         100,000 shares on 8/21/98                  1,000              1,000
         137,500 shares on 8/25/98                  1,375              1,375
         173,000 shares on 8/25/98                 25,950             25,950
         750,000 shares on 8/26/98                    750                750
          40,000 shares on 8/31/98                    400                400
          10,000 shares on 9/04/98                  1,500              1,500
          55,625 shares on 9/18/98                 10,500             10,500
         Special distribution                     (60,000)           (60,000)
         Common stock offering costs              (21,123)           (21,123)

      Net loss                                    (21,104)           (21,104)
                                         ----------------- -------------------
Balance at February 28, 1999             $         42,632  $          42,632
                                         ================= ===================

See accompanying notes to financial statements.

                 Dr. Abravanel's Formulas, Inc.
                  (A Development Stage Company)
                     Statements of Cash Flows
       For the Eleven Month Period Ended February 28, 1999
and the Period from Inception (April 28, 1998) to February 28, 1999


                                                           Period from
                                        Eleven Month       Inception
                                        Period Ended       (April 28, 1998) to
                                        February 28, 1999  February 28, 1999
                                        -----------------  ------------------
Cash flow from operating activities
     Net loss                           $        (21,104)  $         (21,104)

  Adjustments to reconcile net income
   to net cash used in operating
   activities:
     Increase in deferred taxes                   (5,610)             (5,610)
   Changes in assets and liabilities:
     Inventory                                   (12,790)            (12,790)
                                        -----------------  ------------------
Net cash used by operations                      (39,504)            (39,504)

Cash flows from financing activities
   Issuance of common stock                      134,859             134,859
   Common stock offering costs                   (21,123)            (21,123)
   Payment of special distribution               (30,525)            (30,525)
                                        -----------------  ------------------
Net increase in cash                              83,211              83,211

Cash at beginning of period                          -                   -
                                        -----------------  ------------------
Cash at end of period                   $         43,707   $          43,707
                                        =================  ==================

See accompanying notes to financial statements.

                  Dr. Abravanel's Formulas, Inc.
                  (A Development Stage Company)
                     Statements of Cash Flows
       For the Eleven Month Period Ended February 28, 1999
and the Period from Inception (April, 28, 1998) to February 28, 1999


Supplemental cash flow disclosures;

  Interest paid                           $  0          $  0
                                          ====          ====
  Income taxes paid                       $  0          $  0
                                          ====          ====
  Non cash transactions:

        On April 28, 1998, 10,000,000 shares of common stock were issued as payment for product formulas valued at $10,000.



See accompanying notes to financial statements.

                  Dr. Abravanel's Formulas, Inc.
                  (A Development Stage Company)
                  Notes to Financial Statements

Note 1 - Nature of business and summary of significant accounting policies

Nature of business - Dr. Abravanel's Formulas, Inc. was incorporated on
April 28, 1998 in the state of Nevada. The Company was formed as a nutritional supplement development and marketing corporation. The Company has developed products specifically for the reduction or elimination of cravings in people.

As a development stage company, management's efforts have been in product development and marketing strategies.

Inventories - Inventories, which at February 28, 1999, consisted primarily of production supplies, are stated at the lower of cost or market determined on the first-in, first-out (fifo) basis.

Intangibles - Start-up costs, research and development costs and formula costs are charged to expense in the period incurred.

Income Taxes - The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Per share information - Per share information has been computed using the weighted average number of common shares outstanding during the period.

Note 2 - Contract payable

Effective on April 28, 1998, the Company entered into an agreement to purchase specific existing nutritional formulations as well as the non-exclusive use of formulas to be developed in the future.

In exchange for the formulas the Company agreed to give 10,000,000 shares of common stock, with a par value of $10,000, and $50,000 in cash. The stock was issued on April 28, 1998, and the cash was paid in installments of $30,525 in 1998, and the remainder of $19,475 will be paid on or after September 15, 1998, at a time which is at the discretion of the Company's board of directors.


Note 3 - Shareholders' equity

Voting rights and powers - Common stock shall be entitled to cast thereon one
(1) vote in person or by proxy for each share of the common stock standing in his name.

Dividends and distributions -
     a) Cash dividends - subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends as may be declared thereon by the board of directors from time to time out of assets or funds of the Corporation legally available therefor;
     b) Other dividends and distributions - The board of directors may issue shares of the common stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the common stock;
     c) Other rights - Except as otherwise required by the Nevada Revised Statutes and as may otherwise be provided in these Amended Articles of Incorporation, each share of the common stock shall have identical powers, preferences and rights, including rights in liquidation;

Preferred stock - The powers, preferences, rights, qualifications, terms, limitations and restrictions pertaining to the preferred stock, or any series thereof, shall be such as may be fixed, from time to time, by the board of directors in its sole discretion, authority to do so being hereby expressly vested in bush board.

Transfer restrictions - No sale, offer to sell, or transfer of any common stock issued shall be made unless a registration statement under the Federal Securities Act of 1933, as amended with respect to such shares is then in effect or an exemption from the registration requirements of said act is then in fact applicable to said shares. In addition, all common stock issued at $.01 (500,000 shares) may not be sold, offered for sale, or transferred unless approved and authorized in writing by the Company's board of directors.

Note 4 - Income taxes

As of February 28, 1999 the Company has available net operating loss carryforwards of approximately $26,700. These carryforwards will expire in the year 2014. As of February 28, 1999, the Company recognized a deferred tax asset amounting to $5,610 from its loss carryovers.

             Total deferred tax assets              $   5,610
              (from net operating loss carryovers)
             Less valuation allowance                      -
                                                    ---------
             Deferred tax assets, net               $   5,610
                                                    =========

             Total deferred tax liabilities         $      -
                                                    =========

                                         Deferred               Deferred
                                           tax      Valuation      tax
                                          assets    allowance    assets (net)
                                        ----------  ----------  -------------
Beginning balance                       $      -    $      -    $      -
Current tax (expense) benefit                5,610         -          5,610
Current adjustment in valuation
  allowance                                    -           -           -
                                        ----------  ----------  -------------
Balance at February 28, 1999            $    5,610  $      -    $     5,610
                                        ==========  ==========  =============

Statutory tax on pre-tax income from continuing
   operations                                         $    -
Deferred tax expense or (benefit)                        5,610
Current adjustment in valuation allowance                  -
                                                      ---------
Income tax expense (benefit) attributable
   to continuing operations                           $( 5,610)
                                                      =========

Note 5 - Related party transactions

On April 28, 1998 the Company purchased certain nutritional formulations from Elliot D. Abravanel, MD and Mark Delott, the only officers and directors of the Company for $50,000 and 10,000,000 shares of common stock.


Note 6 - Contingencies

The Company is dependent on Dr. Elliot Abravanel for the development and marketing of the Company's product line.

Note 7 - Private placement memorandum and filings with the SEC

As of February 28, 1999, 831,353 shares of common stock have been issued through the Company's private placement offering. The Company intends filing with the NASD for listing of its shares on the over the counter (OTC) Electronic Bulleting Board. In preparation for this, the Company filed with the SEC on December 10, 1998 and this filing became effective February 8, 1999. The only step remaining in this process is a clearance of comments and questions from the SEC.

Note 8 - Subsequent events

The Company anticipates the need for additional capital to launch its product line. Management may elect to sell additional equity, debt or enter into partnerships to fund its financial needs. Currently, the Company has developed its first product "Replen 100 for Vibrant Health" and has a limited inventory of this product.

ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has never had any disagreements with its accountants.


ITEM EXHIBITS

Index to Exhibits

3(i)*    Articles of Incorporation, as amended

3(ii)*   By-Laws

10(i)* Technology Transfer Agreement and Agreement for Future Formulas dated April 28, 1998.

10(ii) Dr. Abravanel's Formula's Inc. Rule 701 Compensatory Benefit Plan, dated April 28, 1998

23       Consent of Auditor

27       Financial Data Schedule

* Filed as part of the Company's initial Form 10-SB General Registration Statement on December 10, 1998.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



DR. ABRAVANEL'S FORMULAS, INC
      (Registrant)



By: /s/Elliot Abravanel, M.D.
-----------------------------
Elliot Abravanel, M.D., President

Date: February 7, 1999